1 Overview Filed Pursuant to Rule 433 under the Securities Act of 1933 Relating to Preliminary Prospectus dated August __, 2026 , Registration Statement No. 333 - 290244

2 Free Writing Prospectus This Free Writing Prospectus relates to the proposed initial public offering of Encore Medical, Inc. (“Encore”, “we”, “us” or “our”). We have filed a registration statement (File No. 333 - 290244), including the preliminary prospectus contained therein, with the U.S. Securities and Exchange Commission for the offering to which this communication relates. The registration statement has not become effective yet. Before you invest, you should read the preliminary prospectus included in that registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC website at http:www.sec.gov. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

3 Forward - Looking Statements This presentation contains forward - looking statements. In some cases, you can identify these forward - looking statements by words such as “may,” ”might,” ”should,” “would,” “expect,”“plan,”“anticipate,” “intend,” “believe,” “estimate, “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward - looking statements are only predictions, are subject to change, and are largely based on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The forward - looking statements in this presentation include, for example, statements about: our initial public offering, including the expected the timing, expected price per share of the common stock in the offering, and expected use of the net proceeds from the offering; the competitive advantages of our products; the potential market size of the PFO /stroke and PFO /migraine markets; our clinical strategies and the progress, timing, cost and results of our clinical trials; our ability to obtain and the expected timing for receiving FDA approvals; our marketing and distribution strategy; the market acceptance and success of our products; our ability to obtain and maintain intellectual property protection; and changes in applicable laws and regulations. Forward - looking statements involve known and unknown risks, uncertainties and other important factors (including those listed under “Risk Factors” in the registration statement) that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements. You are cautioned not to place undue reliance on the forward - looking statements in this presentation. The forward - looking statements speak only as of the date on which they are made. Except as required by applicable law, we do not plan to publicly update or revise any forward - looking statements to reflect any new information or future events.

4 Background □ Encore has innovative products for closing septal wall defects (holes in the heart), primarily Patent Foramen Ovale (PFO), a flap - like hole between the atrial chambers of the heart. □ A PFO can enable embolic material (clots) to backflow from the right to left chambers and potentially cause a stroke. □ 25% of the population has a PFO. □ PFO has also been linked to Migraine Headache.

5 Company Highlights Differentiated technology being sold commercially $1.5 B Stroke & 100+ B Migraine opportunity Proven device with over 8,000 implants on current generation CE - marked and approved IDE and favorable FDA Trial underway Attractive margins - OUS sales help fund daily operations Structural heart technologies awarded premium exit values x x x x x x

6 Encore PFO Closure Device High closure rates Small footprint, low profile, minimal use of metal Encore believes it has a superior PFO Closure Device to reduce the risk of ischemic stroke reoccurrence Device Sizes: 20, 25, 30 and 35mm Delivery device e asy to deploy and used for both PFO and ASD

7 Encore PFO Closure Device Illustration of PFO procedure

Encore Competitive Advantage

Key Points of Differentiation	Encore – PFO Closure Device	Abbott – Amplatzer	W.L. Gore – Cardioform
			
Conformable	✓	✓	✓
Ease of deployment	✓	✓	
Low profile	✓		
Partially or fully retrievable	✓	✓	✓
Low metal mass	✓		✓
Septal puncture friendly	✓		
Simple delivery	✓	✓	

Note: Abbott - Amplatzer introduced with reimbursement established in late 2019 just prior to the COVID pandemic

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9 PFO/Stroke Addressable Market (TAM) See appendix for citations 795,000 patients suffering strokes 692,000 Ischemic strokes 277,000 cryptogenic strokes 139,000 patients with PFO $1.5B+ market opportunity Strokes annually¹ in the U.S. 87% of these strokes are ischemic² 40% of ischemic strokes have unidentified causes³ 50% of these patients have a PFO⁴ Annual Market Opportunity greater than $1.5B (assumes $11,000 ASP) We believe less than 1/3 of potential market is penetrated

10 PFO/Migraine Market See appendix for citations 45 Million existing patients suffering migraine headache 18 Million migraine + PFO 12 Million positive responders 11 Million PFO Closures $120B+ market opportunity Migraine sufferers in US 40% of migraine patients have a PFO 68% improve on blood thinning drugs, which helps diagnose PFO, but is not a sustainable therapy 94% of these patients achieve a 50% reduction to complete elimination of migraine upon PFO Closure Annual Market Opportunity exceeds $100B (assumes $11,000 ASP) Link between PFO and the elimination of migraine headache has been established over the past decade and continues to be verified. 5,6

11 Europe Sales and Marketing » Currently selling though 11 international distributors. » Focus is on Europe and the Middle East but expanding into central Asia and Central and South America. » Strong physician adoption despite limited marketing efforts. » Our primary commercial focus will be in the U.S. after FDA approval where ASP’s are higher and the market is larger and more developed » We expect our U.S. sales strategy to include a limited number of direct representatives and believe we can drive rapid uptake upon approval beginning with the more than 20 clinical sites we are targeting as part of our stroke trial.

PFO/Stroke Clinical Strategy

ENCORE MEDICAL

Management believes the Clinical Pathway has been relatively de-risked

FDA Approved
Trial Underway

PerFOrm Pivotal Study

- ✓ Prospective, multicenter, randomized clinical study
- ✓ Head-to-head study comparing the Encore device to existing FDA approved PFO devices (Amplatzer/Cardioform)
- ✓ 500 patients total (250 with Encore PFO Device)
- ✓ Primary endpoints - safety/serious adverse effects through 6 months and PFO closure at 6 months
- ✓ IDE approved by FDA, enrollment underway
- ✓ **Full enrollment and patient follow-up is expected to take approximately 18 – 24 months and cost up to $7 million**

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13 PFO/Migraine Clinical Strategy FDA Trial Design Encore has the opportunity to be the first approved device for treating PFO related Migraine Headache OUS Trial x Currently conducting PFO/Migraine clinical study in Europe. x Designed to demonstrate the clinical effectiveness of our PFO device for eliminating or reducing migraines in a specific target patient population. x Designed to document the effects of PFO closure on patients responsive to antiplatelet therapy. x Currently enrolling patients. x We believe our European study design is similar to what will be required by the U.S. FDA. x Upon successful conclusion of our European study we intend to apply for an IDE approval in the U.S. to conduct a clinical trial.

14 Differentiated technology with no known IP conflicts Intellectual Property Expiration Date Issue Date Patent # Key Patents ** 2040 10/3/2023 11,771,411 PFO Device 2030 2/5/2013 8,366,741 Occlusion Device with Centering Arm ** 7 additional patents that help protect the technology

15 License Agreement Encore entered into an Exclusive Technology License Agreement with GB Sciences, Inc . in June 2026 • Encore receives exclusive rights to GB’s artificial intelligence (“AI”) and machine - learning - enabled technology that may be further developed into tools for analyzing clinical, scientific, and patient - specific data . • Design is to leverage AI - driven tools to expand the market and increase penetration through patient identification, selection, stratification, and treatment planning for structural heart interventions . • GB Sciences offers AI guided techniques with machine learning models and networked - based approaches for deep learning . • Encore to target virtual screening of vast data sets via AI to identify individual patient profiles, including potential applications relating to Encore’s septal occlusion technologies, particularly PFO .

Experienced Team

The team has previously founded and operated six Medical Device Companies

- ✓ FDA Approved Critical Care and Cardiovascular products
- ✓ Numerous products through CE Mark Approvals
- ✓ Three Companies through IPO process
- ✓ M&A experience with acquisition exit strategy

ENCORE MEDICAL

Joseph Marino
President & CEO, Director

30 continuous years of CEO, Chairman, Director of Public Companies
Current Chairman of Encore, Cardia, Inc., and Electro-Sensors (NASDAQ)
Previous Chairman at Applied Biometrics, Inc. Biomedical Dynamics Corporation
Former Department Head, University of Minnesota Hospitals and Clinics

Peter Buonomo
Senior VP, Director

Current Sr. VP and Director Encore Medical
Formally VP of Sales and Marketing at Applied Biometrics, Inc.(NASDAQ)
Served as a corporate officer and VP of Sales and Marketing at Cardia, Inc.(NASDAQ)
25+ years experience executive officer of public companies.

Scott Robinson
VP Finance

Treasurer and controller of Encore Medical, Inc. since inception
Previously held positions of increasing responsibility at Wells Fargo Bank

Gregory Steiner
Sr. Financial Consultant, Advisor to Board

Served as Senior Manager at Ernst & Young, LLP and as an Audit Partner and Audit Practices Leader at Grant Thornton, LLP
Currently Accounting Prof. at both Univ. Wisconsin &Univ. Minnesota and previous Chairman of the Board of Minnesota State Board of Accountancy

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17 Todd Johnson Director ▪ Chief Compliance Officer Cedar Point Capital, Board Member, Lifelens Technologies, Former Private Placement Specialist, Stifel Nicolaus, Board Observer RxFunction , Inc. 15+ years experience, fundraising professional Christopher Turnbull Director ▪ Director of Encore Medical since inception ▪ Retired CRNA at Critical Care Anesthetists, Mayo Clinic and the University of Minnesota Health Systems ▪ Previous CEO and Chairman of St Paul Medical, Inc Non - Management Board Members Tim Laske, PhD Director ▪ VP of R&D and Business Development for Medtronic’s Cardiac Ablation Business ▪ Current and previous executive roles at Medtronic for 28+ years ▪ Medtronic Bakken Fellow and Fellow of the American Institute for Medical and Biological Engineering

18 Summary Financials FYE FYE FYE 6 Mos. 6 Mos. Statement of Operations 12/31/2023 12/31/2024 12/31/2025 6/30/2025 6/30/2026 Audited Audited Audited Unaudited Unaudited Net Sales 1,434,424$ 2,134,528$ 2,585,858$ 1,010,092$ 557,395$ ** Cost of goods sold 912,078 1,361,077 1,548,302 602,083 499,799 Gross profit 522,346 773,451 1,037,556 408,008 57,596 Percentage 36.4% 36.2% 40.1% 40.4% 10.3% Operating Expenses Selling, general and administrative 1,211,152 1,555,653 1,670,330 538,533 479,416 Stock compensation expense 7,936 696,101 16,375 8,188 6,823 Clinical trial expense 550,570 142,672 79,560 56,669 30,019 Regulatory expense 124,421 145,297 100,440 4,964 33,261 Total operating expenses 1,894,079 2,539,723 1,866,705 608,353 549,519 Operating profit (loss) (1,371,733)$ (1,766,272)$ (829,149)$ (200,345)$ (491,923)$ ** Revenue decrease due to focus on IPO fundraising activities and limited cash resources to fulfill backlog orders which were approximately $1 million at 6/30/2026.

19 Offering Summary $15 million (plus over - allotment) Offering Size: Common Stock Security: 3 million Shares Offered: $5.00 per share Price: 15% Over - Allotment: NYSE American – Ticker EMI Listing: 6.7 million Shares O/S before offering $6.9 million $0.5 million $2.0 million $1.8 million $1.2 million Clinical Trials: Stroke Migraine License Agreement: Debt Repayment: Sales and Marketing: Use of Proceeds: Remainder - working capital, general corporate purposes August/September 2026 Timing: Oak Ridge Financial Services Group, Inc. Network 1 Financial Securities, Inc. Underwriters:

Company Highlights

ENCORE MEDICAL

- ✓ Differentiated technology being sold commercially
- ✓ $1.5 B Stroke & 100+ B Migraine opportunity
- ✓ Proven device with over 8,000 implants on current generation
- ✓ CE-marked and approved IDE and favorable FDA Trial underway
- ✓ Attractive margins - OUS sales help fund daily operations
- ✓ Structural heart technologies awarded premium exit values

ENCORE MEDICAL

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21 Thank you!

22 Citations 1) Ischemic strokes (Clots). www.stroke.org. (n.d.). https://www.stroke.org/en/about - stroke/types - of - stroke/ischemic - stroke - clots 2) U.S. Department of Health and Human Services. (2022, February 1). How many people are affected by/at risk for stroke? Eunice Kennedy Shriver National Institute of Child Health and human Development. https://www.nichd.nih.gov/health/topics/stroke/conditioninfo/risk#:~:text=Each%20year%2C%20about %20795%2C000%20people,about%2087%25%20of%20all%20strok es. 3) Yaghi, S., & Elkind, M. S. V. (2014, October). Cryptogenic stroke: A diagnostic challenge. Neurology. Clinical practice. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4196459/#:~:text=Cryptogenic%2C%20or%20 unexplained%2C%20stroke%20is,reduce%20the%20stroke%20recurrence%20risk. 4) Patent foramen ovale (PFO). www.heart.org. (2021, July 20). https://www.heart.org/en/health - topics/congenital - heart - defects/about - congenital - heart - defects/patent - foramen - ovale - pfo 5) Reisman, A. et al. (2018, November). Ticagrelor for Refractory Migraine/Patent Foramen Ovale (TRACTOR). American Academy of Neurology. https://n.neurology.org/content/91/22/1010.abstract 6) Trabattoni, D., et al. (2022, June). Migraine in Patients Undergoing PFO Closure: Characterization of a Platelet - Associated Pathophysiological Mechanism: The LEARNER Study. JACC: Basic to Translation Science. https://www.sciencedirect.com/science/article/pii/S2452302X22000377